VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au


06019432


SEC MAIL PROCESSING
RECEIVED
DEC 18 2006
WASH. D.C.
210
SECTION

6 December 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
Corporate Administrator

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229



VILLAGE ROADSHOW LIMITED


SEC MAIL PROCESSING
RECEIVED
DEC 0 8 2006
WASH. D.C.
210
SECTION

Web Site: www.villageroadshow.com.au

13 November 2006

VILLAGE ROADSHOW ANNOUNCES INTERIM DIVIDEND, RETURN OF CAPITAL, SHARE BUY BACK AND GROWTH PLANS

$131.7 million (approx) to be returned to shareholders

With the benefits of its business restructuring and simplification of group structure beginning to flow, Village Roadshow Limited ("VRL" or "Company") today announced significant shareholder initiatives in the form of an interim dividend and a return of capital. These two initiatives will result in cash returns to shareholders of $131.7m (approx). In addition, the Company announced its intention to conduct an on-market share buy back of up to 10% of outstanding preference shares immediately and of up to 10% of outstanding ordinary shares in late December 2006.

Announcing the initiatives in a joint statement, John Kirby, Chairman, and Graham Burke, CEO, Village Roadshow Limited said: "After a major restructuring of both our operations and financial base over the last three to five years which has released surplus capital, and with our divisions performing well overall, the Company is in a position to reward shareholders for their understanding during this process."

The restructuring and consequent risk mitigation of the Company's businesses has been largely achieved through:

- the sale of the Company's non-managed exhibition territories now complete with the exit of Italy, UK & New Zealand;
- the partial sell down of the Company's Austereo holdings during the first quarter of financial 2007 - the Company intends to maintain its current shareholding of 50.2%;
- the refinancing last year of the group's film production division with the introduction of Crescent;
- the acquisition and refinancing of the Warner interest in the Company's Theme Park division; and
- through the Company's capital management program involving the buy back since March 2004 of 141m (approx) preference shares and 83m (approx) ordinary shares to date.

Mr John Kirby further said: "With the benefits arising from the restructuring undertaken thus far, the Company, subject always to taking account of trading, capital requirements and circumstances when the dividend is reviewed each year, believes it should be in a position to pay regular dividends in the future."

"While the initiatives are earnings per share negative in the current year, we expect substantial EPS growth in the future as we believe the Company's five business units - theme parks, film production, radio, cinema exhibition and film distribution - all have strong underlying cashflows and upside potential for organic and add-on growth," he said.

Opportunities for growth

Mr Graham Burke said: "Importantly, after all of these shareholder initiatives are implemented, the Company will have the financial capacity to pursue exciting opportunities for growth in three main areas.

"In the Theme Park business on the Gold Coast, now that the Company has acquired the Warner interest and has full control of a strong management base with proven expertise, as previously advised to the market the Company is exploring growth opportunities outside Australia.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

"In cinema exhibition over the last 10 years the Company has proven the success of its Gold Class cinema concept in Australia and this has been more recently reaffirmed with strong performances in Greece and Singapore. In light of this success, it has been decided together with our US partners Act III (until recently owners of a major US cinema circuit) to investigate opportunities to roll out the Gold Class cinema concept in the US.

"Finally, through the Company's entertainment partnership with Act III, the Company is exploring opportunities in the music business especially in the area of synergies with our feature film production and music publishing," said Mr Burke.

Initiatives in detail

The new initiatives announced today are as follows:

- A fully franked interim dividend to shareholders of 34 cents per ordinary share and 37 cents per A Class preference share to be paid out of profits and reserves totalling $92.4m (approx). The date fixed for payment of these 100% fully franked dividends is 4 December 2006. The record date to determine entitlement to these dividends will be 23 November 2006.

- In addition the Board proposes a capital return of 15 cents per ordinary share and 15 cents per A Class preference share. This return of capital is subject to the approval by ordinary and preference shareholders of a special resolution at a General Meeting on 22 December 2006. Details including voting entitlements will be included in the Notice of Meeting. If approved this will total $39.3m (approx). A tax ruling has been sought for the benefit of shareholders to confirm the tax treatment of the capital return. There is a possibility that the tax ruling may result in all or part of the 15 cents per share capital return being deemed to be an unfranked dividend for tax purposes. The return of capital will not involve the cancellation of any shares and, if approved by shareholders, is expected to be paid by early January 2007. The Company does not warrant the outcome of any ruling by the Australian Taxation Office. Shareholders should take professional advice when considering this proposal and their affairs. The record date for the capital return will be set subject to and following shareholder approval of the special resolution at the General Meeting.

- The Directors have approved VRL commencing an on-market buy back of up to 11m preference shares in VRL representing approximately 10% of the issued shares in that class. The buy back can commence at any time after the end of the statutory 14-day period after today's announcement and will continue for a maximum period of 12 months (subject to any earlier fulfilment of the buy back limit). Based on the preference share price on Friday 10 November, this would represent a buy back cost of $26.4m to the Company.

  An Appendix 3C in respect of the preference share buy back is attached.

- VRL's Board announced that the Company intends to commence an on-market buy back of up to 15.2m ordinary shares in VRL, representing 10% of the issued shares in that class. This buy back will be subject to subsequent confirmation by VRL's Board at which time an Appendix 3C and further details in respect of the buy back will be provided to ASX. Based on the ordinary share price on Friday 10 November 2006, this would represent a buy back cost of $39.5m to the Company. It is expected that this buy back will commence in late December 2006.

- The independent directors have consulted VRL's major shareholder, Village Roadshow Corporation Pty Ltd (VRC), as to its intention in relation to the ordinary share buy back and have been informed that it is VRC's intention to ensure that its current shareholding percentage in the ordinary share capital of VRL after completion of the ordinary share buy-back will not increase above the current level.

- If the buy back of both classes of shares is completed successfully, VRL's combined ordinary and preference shares on issue will total approximately 236m shares.

The Company has previously stated that its objective is to have between 235m and 285m shares on issue so that it can pay dividends on a more regular basis. The successful buy back of an additional 10% of each class of shares of the Company will leave VRL's total shares on issue at approximately 236m shares. The Company believes that at this level of shares on issue, dividends can be paid more regularly and thus should strengthen and enhance the value of VRL shares. The Company will continue to monitor ongoing capital management opportunities when and if they arise.

Funding of Capital Management Initiatives

Based on current market prices, the on-market buy backs, interim dividend payments and capital returns will total a cash outflow of approximately $198m which will also be the reduction in total shareholders' equity on completion of the initiatives.

On Friday 10 November 2006 the Theme Parks division successfully signed a new $350m limited recourse debt facility which will be firstly applied to repay the existing Theme Parks debts ($115m) with the balance of $235m repaid to VRL. The $235m proceeds to be received by VRL will be used to retire in full VRL's core debt with the ANZ of $90m and the balance of $145m will be added to VRL's cash reserves. This will result in the parent company VRL having no material direct recourse external debt facilities with any financier. The completion of the Theme Park financing sees each of the operating divisions of VRL having its own debt facilities secured only against the operating assets of those divisions with no recourse to VRL.

VRL will have available for these initiatives cash reserves of approximately $230m including proceeds from the recent sale of Italy and partial sell down of the Company's investment in Austereo.

Effect of Capital Management Initiatives

Based on the price of VRL's ordinary shares ($2.60) and preference shares ($2.40) on 10 November 2006, and prior to any capital return or dividend payment, a buy back of approximately 15.2m ordinary shares and approximately 11m preference shares will cost approximately $66m.

The combined effect of all three capital management initiatives, if successfully completed, will result in total earnings per share reducing from approximately 11.34 to 9.52 cents per share based on current projections for 2007 profit after tax. Taken in isolation, the impact on earnings per share of the two proposed share buy backs is only marginally negative.

The annualised interest revenue foregone after accounting for all three capital management initiatives is not expected to exceed (on an after tax basis) $8m per annum.

Media enquiries:

John Hurst	**Mark Westfield**
Cosway Australia	Cosway Australia
Mobile: 0418 708 663	Mobile: 0417 411 105

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	A Class preference shares
3	Voting rights *(eg, one for one)*	Non voting
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	109,609,033
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	As advised in announcement to ASX on 13 November 2006

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	None, other than as set out in 7. above and previously disclosed to the market

On-market buy-back

9	Name of broker who will act on the company's behalf	Merrill Lynch Equities (Australia) Limited
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	11,000,000 preference shares
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	28 November 2006 to 27 November 2007
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:  Date: 13 November 2006

Company Secretary

Print name: P S Leggo

== == == == ==

+ See chapter 19 for defined terms.

ASIC registered agent number
lodging party or agent name SIMON R. HULLS
office, level, building name or PO Box no.
street number & name 206 BOURKE STREET
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone (03) 9667 6520
facsimile (03) 9639 1540
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐



Australian Securities & Investments Commission

Notice of
intention to carry out a share buy-back

form **281**
Corporations Act 2001
257F(2)(b)

Company name VILLAGE ROADSHOW LIMITED
A.C.N. 010 672 054

Type of share buy-back tick the appropriate box	Buy back details fill in details for the type of buy back selected	When is this form required
☐ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☒ **On market** within 10/12 limit	period of buy back 28/ 11 /06 to 27/ 11 /07	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before;
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   * the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   * in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s. 257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   * if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   * if it is not - the agreement is entered into (s. 257F).
3. If a resolution is to be passed by way of a circular to all members which complies with s. 249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked (   ) are true copies.

print name SHAUN L DRISCOLL

capacity SECRETARY

sign here 

date 13 / 11 /2006

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs   mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy- back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S. 257F).



THE NEW VILLAGE ROADSHOW

THE VISION





VRL - BUILDER OF BUSINESSES

VRL - BUILDER OF BUSINESSES



> We created Warner Bros Movie World from a derelict studio and it became the corner stone of:
>
> > **The leading theme park company in Australia**

> We took Triple M out of bankruptcy and combined it with 2DAY and FOX to form:
>
> > **The leading radio company in Australia**

> From a few local productions we turned VRP into:
>
> > **One of the worlds leading independent production companies**

VRL - BUILDER OF BUSINESSES



- From a zero start we went into film distribution and made Roadshow into:
  - **The leading theatrical and home entertainment distributor in Australia**
- We replaced a circuit of old twins and singles and created:
  - **The leading new age cinema circuits in Singapore, Greece and Australia**


02
THE SPEED BUMP



THE SPEED BUMP

> Steady growth in share value and sound strategies until the great leap forward in 1 of our 5 businesses - cinema exhibition - went wrong.


Ordinary Share Price
$
7.00
6.00
5.00
4.00
3.00
2.00
1.00
-
Jun-93
Jun-95
Jun-97
Jun-99
Jun-01
Jun-03
Jun-05


EXHIBITION
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
Jun-93
Jun-94
Jun-95
Jun-96
Jun-97
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Exhibition Share of Operating Profits
Exhibition Share of Gross Assets

> Strategy was to focus on international Cinema Exhibition

THE SPEED BUMP



- What Went Wrong – Cinema Exhibition Attendances
  - **Belief that per cap attendances in under-screened countries would grow from between 1-2 visits p.a to between 4-5 visits p.a.**
    - This did happen in Australia, Korea, Singapore and Greece.
    - It didn't happen in the big markets of Germany, England, Italy, France, Hungary and others.
    - Argentina worked, but the economy collapsed.
  - **Global downturn in cinema admissions in 2001**
  - **We draw some comfort that we weren't the only ones that called it wrong.**

THE SPEED BUMP



- What Went Wrong – Cinema Exhibition
  - **Heavy lease commitments**
  - **Many partners - slow decision making**
  - **Core business was flat**


03

A NEW START - THE NEW VRL

EXHIBITION



> Like a snake that swallowed a wombat - the cinema exhibition woes have now passed through our system

> We have sold out of 16 exhibition territories including the big markets of UK, Germany, Italy, Argentina, Hungary and others

> We have removed from our books responsibility for the contingent liability of leases totalling $900m

> We are now in exhibition in Australia, Greece and Singapore – three strong territories where we have a critical mass and are the dominant player

> We have management and/or ownership control in all our territories

MEANWHILE ON OTHER FRONTS



> We have moved to 100% ownership and management control of the Australian theme parks

> We have de-risked Production with a huge cash injection from our new partner, who also adds experience and network connections

> We have bought back a total of 224m ordinary and preference shares, reducing the number of pieces of paper from 486m to 262m – a reduction of 46% - creating great value for all shareholders

MEANWHILE ON OTHER FRONTS

> We have listened to our shareholders and rewarded those who stuck with us during the speed bump and the re-engineering with an interim dividend and capital repayment of approximately $132m. Further benefits will accrue to these shareholders through the announced and upcoming buybacks of around 10% of both our Ordinary and Preference shares.

THE NEW VRL



> We have a strong Balance Sheet

> We are forecasting strong ongoing cash flows

> We have the financial capacity for renewed smart growth.

> We were originally solely an exhibition company, we now have five great businesses – all in the area of our core expertise – entertainment

> Selling tickets – we are showmen – we put on shows. Whether it be to our films, theatres, theme parks or radio – where we sell advertising.

V 04

CINEMA EXHIBITION

CINEMA EXHIBITION












PEOPLE WILL ALWAYS WANT TO GO OUT

CINEMA EXHIBITION



- We compete with games, mobile phones and above all Pay TV and DVDs, which ultimately will work to our advantage – cross breeding the culture of the feature film

- We are entering a new age, with new opportunities, and VRL has developed new concepts and fashion to ensure our future is strong
  - **Gold Class – top end of the market / huge demand**
  - **Vmax – giant screen experience**
  - **Europa – tapping the cultural / intellectual segment**

- We are the dominant player in our three markets – giving us marketing clout, buying strength and efficiencies of overheads

CINEMA EXHIBITION - AUSTRALIA



- 532 screens across 53 sites (including Gold Class with 47 screens across 17 sites)
- JV with GUO
- Number one national circuit
- Market share 38%
- New stock theatres with Vmax, Gold Class, Europa in areas such as Knox, Parramatta, Campbelltown, Fountain Gate, with more to come

CINEMA EXHIBITION - AUSTRALIA



- Upgrading program occurring nationally
- Major new marketing initiatives (eg; MasterCard, Christmas ticketing)
- A terrific portfolio of sites with mitigable leases

CINEMA EXHIBITION - SINGAPORE



- 73 screens across 9 sites – including the new Vivo-City)
- JV with Golden Harvest
- Number one national circuit
- Market share 40%
- Modern attractive circuit.
- Vivo-City arguably world's best cinema complex, with Gold Class, Vmax and Europa.

CINEMA EXHIBITION - GREECE



> 72 screens across 7 sites

> Number one national circuit

> Market share 42%

> Old stock replaced by "VILLAGE WORLD" concepts, Gold Class, Vmax, Europa, bowling alleys, Village Movie shops, Village cafes
>> **2 in Athens**
>> **1 in Salonika**

> Biggest bowling centre operator in Greece

> Low risk film production – ELVIS of Greece shooting

CINEMA EXHIBITION - THE TEAM



- Unparalleled Experience
  - **Kirk Senior (CEO) - worked in field / Thailand / strong financially and strategically**
  - **Chris Johnstone (Director of Design & Development) – Architect - no one more experienced in cinema design and building**
  - **Financial reporting integrated under Julie Raffe and her team**

CINEMA EXHIBITION - GROWTH



- Gold Class USA
  - **JV Act III (previous owner of major US circuit)**
  - **Proven success in Australia for over 10 years**
  - **Further successes in Singapore and Greece**
  - **Proven capability to build and manage outcomes**
  - **Unique concepts and locations**



05

THEME PARKS





THEME PARKS

MOVIE WB WORLD

THEME PARKS



- Theme Parks are VRL's priority vehicle for growth
- There is no competitive threat from new technology. You can't replicate on the internet the "whoosh" of a ride or the experience of a day out
- Five major gates:
  - **Warner Bros Movie World**
  - **Sea World**
  - **Wet'n'Wild**
  - **Paradise Country**
  - **Australian Outback Spectacular**
  - **AND – Sea World Resort – number 1 occupancy %'s on the Gold Coast**

THEME PARKS - REVITALISATION



- Since 2005 we have instituted 5 new attractions:
  - **Superman Escape**
  - **Shrek 4D**
  - **Buccaneer Bay**
  - **Tornado**
  - **Batman Spaceshot**
- Acquired Warner's 50% ownership. Allows for economies of scale and margins to be addressed.
- Major initiatives to drive our Australian parks – amazing energy, events and ideas

THEME PARKS - THE TEAM



- John Menzies (CEO) – circus impresario, builder, showman extraordinaire
- Graham McHugh (CFO) – tough, mean on dollars and cents
- John Harnden – former head of Commonwealth Games, unique experience

THEME PARKS - GROWTH



> 100% ownership of the parks gives control of unique management expertise – building <u>and</u> operating theme parks

> We are targeting opportunities internationally

> Warner relationship

> 15% strategic stake in Sydney Aquarium


V 06
FILM PRODUCTION

FILM PRODUCTION




HAPPY
FEET
WARNING! MAY CAUSE TOE-TAPPING


THE
REAPING







FILM PRODUCTION



- > 9 years of successes
- > Validated by sale – Gaba / Lear / Lambert
  - > **Huge cash injection**
  - > **Expertise / network of connections**

FILM PRODUCTION



- What makes us different in a tough space:
  - **The Team**
    - Greg Basser (CEO of VREG) – overall financial / business direction
    - Bruce Berman (CEO) – ex-President WB / contacts / instincts
    - Bryce Wolfe (Finance Director) – discipline and control
    - Dana Goldberg (Creative Vice President) – outstanding movie making skills
  - **Warner relationship**
  - **Choices of product**
  - **Budgets**
  - **Marketing**
  - **Bank funding - increased from US$900m to US$1.4 billion**

FILM PRODUCTION – LINE UP



2006

Happy Feet
Unaccompanied Minors

2007

The Reaping
I Am Legend
License to Wed
Music & Lyrics By
Lucky You
No Reservations
Invasion
Brave One
Oceans 13

2008

The Dirty Dozen
Where the Wild Things Are
Get Smart
Speed Racer

FILM PRODUCTION - GROWTH



- Funding increase allows an increase in annual film production from 8 p.a. to 12 – 14 p.a.
- Little Village – smart way
- Music / publishing and synergy



07

DISTRIBUTION

DISTRIBUTION



LEONARDO DiCAPRIO
MATT DAMON
JACK NICHOLSON
MARK WAHLBERG
THE DEPARTED
ONLY AT THE MOVIES! COMING SOON
GLENN ROBBINS
MICK MOLLOY
SALLY PHILLIPS
BOY TOWN
POPULATION FIVE
FEATURING 12 HITS
"PUSSYWHIPPED"
"I CRY"
MOVIES! COMING SOON
OFFICIAL SELECTION
jindabyne

DISTRIBUTION



- Business we are good at – entrepreneurs
- The best management / energy in our history. Our people have never been better :
  - **Joel Pearlman (joint CEO) – acquires and launches the movies. A dynamic showman**
  - **Chris Chard (joint CEO) – par excellence conquering the huge home market – today our biggest window**
  - **Carole Brownlee (CFO) – tough, strong financial management**
- The Key – exploding our movies – create excitement and demand to sell tickets and DVDs.
- Multiple rivers of supply giving us balance.

DISTRIBUTION



> Our franchises include:

> **Australia – No. 1 - we have strong, consolidated franchises:**
> - Warner Bros
> - VR
> - New Line
> - AB / B
> - Weinstein
> - Independent – incredible acquisitions model

> **Greece and Singapore**
> - No. 1 in film distribution
> - Greece's EVS shooting
> - Bringing to the market energy,focus and strength.

DISTRIBUTION - GROWTH



- Little Village
- On Line
  - Chris Chard – major strategy
  - Power theatres/Austereo - unique
- Australian film:
  - Government assistance
  - Talent / portfolio
  - People in place
  - "The Cup" – S Wincer




V
08
RADIO

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fox
today's 101.9



TRIPLE M 104.9



RADIO

VRL COMMITTED TO 50.2% OWNERSHIP

ON FIRE!

> We start with people – and it is all about people. Four in particular:
> - **Peter Harvie (Chairman) – the energy / the source / the Man**
> - **Michael Anderson (CEO) - relentless / the best**
> - **Guy Dobson (Program Director) – creative / cool / strategic / winner**
> - **Geoff Hill (Sales Director) – TV skills to radio / driven**

> We have inspired teams under these generals

RADIO



RATINGS - FM

- Never better. Most powerful in our long history:
  - **Sydney** **No. 1 and No. 2 FM – all important**
  - **Melbourne** **No. 1 and No. 3 FM**
  - **Adelaide** **No. 2 & No. 4**
  - **Brisbane** **No. 2 & No. 4**
  - **Perth** **No. 1 and No. 4 FM**
  - **Newcastle** **No. 1**
  - **Canberra** **No. 1**
- Nationally – winners – must buy proposition

RADIO



SALES

> Sales have been difficult across the industry – but we are beating last year and budget – reflecting an engine working on all 8 cylinders

ADVERTISING

> Creative – original – cut through

NEW LICENCES

> New competition licenses have been taken in stride:
> - **DMG**
> - **No new licenses until 2015**

GROWTH

> We are aggressively determined to be at the front in new internet / digital technology


09

SUMMARY

THE NEW VRL - SUMMARY



- We have addressed the issues that caused the share price slump
- We have five great businesses with solid cash flows and organic growth
- We have new disciplines and cost controls
- We have bought back 224m shares, creating tremendous wealth within the business for our shareholders

THE NEW VRL - SUMMARY



- Executive Committee - our ultimate governing body has never been stronger. Bringing together a combination of unique skills and disciplines.

- JRK / RGK / GWB work seamlessly across all businesses, whether it be JRK selling to our major radio clients or RGK driving the design of exhibition to new heights by creating magnificent new concepts. We are about challenging, cajoling, enthusing, inspiring and appreciating the magnificent generals that run our five businesses.

- It is the intention of the board to move to a majority of independent directors in the first quarter of 2007 at the latest. A number of outstanding candidates have been identified and the Board is engaged in discussion and consideration.

THE NEW VRL - GROWTH



- > We have real strategies for "Smart" growth:
  - > **Leveraging available money**
  - > **Low risk**

THE NEW VRL - GROWTH



> **Business specific opportunities;**

> Exhibition - Gold Class USA

> Theme Parks - Various opportunities being investigated

> VRP
- Increased funding leading to increased film production
- Little Village
- Music

> Distribution
- Internet delivery
  - Austereo - 4 million listeners
  - Exhibition - 60% of Australian movie goers
  - Content powerhouse!
- Australian films

> Radio - Internet and digital opportunities



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au


SEC MAIL
PROCESSING
RECEIVED
DEC 18 2006
WASH. D.C.
210
SECTION

Village Roadshow Limited ACN 010 672 054

Notice of General Meeting and Explanatory Information in relation to proposed equal and selective reductions of capital

This Booklet gives notice of a General Meeting of VRL to be held at Cinema Number 9, Village Cinemas Jam Factory, 500 Chapel Street, South Yarra, Victoria at 9.00 a.m. Melbourne time on Friday 22 December 2006

This is an IMPORTANT DOCUMENT and requires your immediate attention. If you are in doubt as to how to deal with this document, please consult your financial or other professional adviser.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000, Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229



Important dates

Date of this Booklet	22 November 2006
Last time by which proxy forms for the General Meeting can be lodged	5 pm Melbourne time on 20 December 2006
Voting Entitlement Time, i.e. time for determining entitlements to vote at the General Meeting	7 pm Melbourne time on 20 December 2006
General Meeting	9.00 a.m. Melbourne time at Cinema Number 9, Village Cinemas Jam Factory, 500 Chapel Street, South Yarra, Victoria on Friday 22 December 2006
Company informs ASX that 14 days have elapsed after a copy of Resolution 2 approving the Preference Share Reduction has been lodged with ASIC and confirms the Record Date*	Friday 5 January 2007
Shares trade without an entitlement to the Capital Return ('ex' entitlement)*	Monday 8 January 2007
Record Date for determining entitlements to participate in the Capital Return*	Friday 12 January 2007
Payment of the Capital Return*	(on or about) Wednesday 17 January 2007

*Indicative date only. The proposed Record Date for the Capital Return is intended to be confirmed with ASX on Friday 5 January 2007 i.e. 14 days after the General Meeting has concluded provided both Resolutions are passed. The Company will confirm on that date whether the Record Date will be 12 January 2007 or some later date.

IMPORTANT NOTICE

For the reasons set out in this booklet, the Independent Directors unanimously recommend that Shareholders approve the resolutions set out in this Booklet.

Shareholders should note that the Resolutions are interdependent, that is, if one of these Resolutions is not passed, then neither of them will take effect and the Capital Return will not proceed.

Glossary

In this Booklet, including in the Notice of Meeting:

ASIC means the Australian Securities and Investments Commission.

ASX means the Australian Stock Exchange Limited ACN 008 624 691.

ATO means the Australian Taxation Office.

Booklet means this Booklet, including the Notice of Meeting, Explanatory Information and Annexure.

Capital Return means the return to Shareholders of $0.15 per Share under the:

(a) equal reduction of the Share Capital the subject of Resolution 1; and

(b) selective reduction of the Share Capital the subject of Resolution 2.

Company or **VRL** means Village Roadshow Limited ACN 010 672 054.

Constitution means the constitution of the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of VRL.

Explanatory Information means the explanatory information contained in this Booklet in relation to the Resolutions to be considered at the General Meeting.

General Meeting means the meeting, notice of which is given in the Notice of the Meeting.

Independent Director means a Director other than John Kirby, Robert Kirby or Graham Burke.

Listing Rules means the Listing Rules of ASX.

Notice of Meeting means the notice of meeting contained in this Booklet.

Option means an option to acquire a Share by way of issue.

Ordinary Share means a fully paid ordinary share in VRL.

Ordinary Shareholder means a holder of at least one Ordinary Share.

Preference Share means a fully paid A Class Preference Share in VRL.

Preference Shareholder means a holder of at least one Preference Share.

Record Date means the record date for the Capital Return determined by the Directors and announced to at least ASX 14 days after the date the General Meeting is concluded. It is currently expected that the Record Date will be 12 January 2007.

Resolution 1 means the resolution set out in paragraph 1.1 of the Notice of Meeting.

Resolution 2 means the resolution set out in paragraph 1.2 of the Notice of Meeting.

Resolutions means Resolution 1 and Resolution 2 and **Resolution** means either of them.

Share means an Ordinary Share or a Preference Share.

Shareholder means a holder of one or more Ordinary Shares or one or more Preference Shares or both.

Share Capital means the share capital of the Company.

Voting Entitlement Time means 7 p.m. Melbourne time on 20 December 2006. An adjournment of the General Meeting will not affect the Voting Entitlement Time. A reference to time is a reference to the legal time in Melbourne, Victoria.

A reference to **dollars, $, AUD, cents** and cognate expressions is to the lawful currency of Australia.

Notice of Meeting

Notice is given that a General Meeting of members of VRL will be held in Cinema Number 9, Village Cinemas Jam Factory, 500 Chapel Street, South Yarra, Victoria at 9.00 a.m. Melbourne time on Friday 22 December 2006.

1. Business

The purpose of the meeting is to consider and, if thought fit, pass the following resolutions, each of which will be proposed as a special resolution:

1.1 Resolution 1 – Ordinary Share Reduction

Subject to and conditional upon the passing of Resolution 2, that Shareholders approve the following reduction of the Share Capital:

The Company reduce its share capital by an amount equal to the product of $0.15 and the number of issued Ordinary Shares as at 5.00 p.m. on the Record Date without:

(a) cancelling any Shares; or

(b) creating or increasing any unpaid amount on Shares,

with the reduction of capital satisfied by the Company paying (in the same manner as provided in the Constitution for the payment of dividends and on a date determined by the Directors) to each Ordinary Shareholder the sum of $0.15 for each Ordinary Share held by that Ordinary Shareholder as at 5.00pm on the Record Date.

1.2 Resolution 2 – Preference Share Reduction

Subject to and conditional upon the passing of Resolution 1, that Shareholders approve the following reduction of the Share Capital:

The Company reduce its share capital by an amount equal to the product of $0.15 and the number of issued Preference Shares as at 5.00 p.m. on the Record Date without:

(a) cancelling any Shares; or

(b) creating or increasing any unpaid amount on Shares,

with the reduction of capital satisfied by the Company paying (in the same manner as provided in the Constitution for the payment of dividends and on a date determined by the Directors) to each Preference Shareholder the sum of $0.15 for each Preference Share held by that Preference Shareholder as at 5.00 p.m. on the Record Date.

2. Attendance and voting rights and restrictions

2.1 Attendance and voting in relation to Resolution 1

Resolution 1 proposes an equal reduction of capital of the Company in relation to Ordinary Shares.

All Shareholders as at the Voting Entitlement Time will be entitled to attend the General Meeting (in person or by proxy) and to vote (or abstain from voting) the Shares they hold at that time (whether Ordinary Shares or Preference Shares or both) on Resolution 1 as they wish.

2.2 Attendance and voting in relation to Resolution 2

Resolution 2 proposes a selective reduction of capital of the Company in relation to Preference Shares.

All Shareholders as at the Voting Entitlement Time will be entitled to attend the General meeting (in person or by proxy).

Ordinary Shareholders as at the Voting Entitlement Time may vote in favour of or against (or abstain from voting on) Resolution 2 provided they do not hold Preference Shares and are not associates of any Preference Shareholders.

Preference Shareholders and their associates (whether or not they also hold Ordinary Shares) as at the Voting Entitlement Time are not entitled to cast their vote in favour of Resolution 2 and any such votes will be disregarded. However Preference Shareholders and their associates as at the Voting Entitlement Time may vote against or abstain from voting on, Resolution 2.

3. Required majorities

3.1 Required majority in relation to Resolution 1

As a special resolution, Resolution 1 must be passed by at least 75% of the votes cast by Shareholders entitled to vote on the Resolution. Shareholders entitled to vote on Resolution 1 are those who attend and vote at the meeting in person, by attorney or proxy or, in the case of corporate shareholders or proxies, by a corporate representative.

Resolution 1 is interdependent with Resolution 2.

3.2 Required majority in relation to Resolution 2

As a special resolution, Resolution 2 must be passed by at least 75% of the votes cast by Shareholders entitled to vote on the Resolution. Shareholders entitled to vote on Resolution 2 are those who attend and vote at the meeting in person, by attorney or proxy or, in the case of corporate shareholders or proxies, by a corporate representative. Preference Shareholders and their associates however may only vote (if they do vote) against Resolution 2, not in favour.

Resolution 2 is interdependent with Resolution 1.

4. Interdependence of Resolutions

Resolution 1 is interdependent with Resolution 2 and vice versa. Both Resolutions must be passed for the Capital Return to proceed.

As a result:

(a) Resolution 1 will not take effect and the Capital Return will not proceed if Resolution 2 is not passed; and

(b) Resolution 2 will not take effect and the Capital Return will not proceed if Resolution 1 is not passed.

5. Independent Directors' recommendations and voting

The Independent Directors believe that, taking into account all relevant matters, the Capital Return proposed under the Resolutions is in the best interests of the Company and its Shareholders, and will not materially prejudice the ability of the Company to pay its creditors.

The Independent Directors unanimously recommend that all Shareholders who are so entitled vote in favour of each Resolution.

John Kirby, Robert Kirby and Graham Burke have an interest in the Company's major shareholder, Village Roadshow Corporation Pty Ltd (**VRC**) which will participate in the Capital Return as a Shareholder if it proceeds. Accordingly they decline to make any recommendation in relation to the Capital Return.

Each Director who is a Shareholder as at the Voting Entitlement Time and who is otherwise entitled to vote, intends to vote their Shares in favour of the Resolutions.

6. Statement about VRC's voting intentions

The Independent Directors believe that VRC's current intention is to vote its Shares as at the Voting Entitlement Time in favour of Resolution 1 and, provided it is entitled to do so, Resolution 2. Note that this is a statement of their current belief as to VRC's current intention. Each is liable to change without notice.

7. How to vote

If you are entitled to vote at the General Meeting, you may vote by attending the meeting in person, by attorney or proxy or, in the case of corporate shareholders or proxies, by a corporate representative.

8. Voting in person or by attorney

Shareholders or their attorneys wishing to vote in person should attend the General Meeting. Persons are asked to arrive at least 30 minutes prior to the time the meeting is to commence, so that their shareholding may be checked against the register and their attendance noted. Shareholders should bring their bar coded Proxy Form with them to assist in Shareholder identification and registration. Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

9. Voting by proxy

Shareholders wishing to vote by proxy must complete, sign, and deliver the enclosed personalised proxy form or forms in accordance with the instructions on the form prior to 5pm on Wednesday 20 December 2006 by:

(a) post in the reply paid envelope provided to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
PO Box Reply paid 242
Melbourne, Victoria, 3001;

(b) hand to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford, Victoria, 3067; or

(c) fax to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
on +61 3 9473 2555.

Each Shareholder may appoint a proxy to attend and vote on their behalf. If a Shareholder is entitled to cast 2 or more votes, they may appoint 1 or 2 proxies. If more than one proxy is appointed:

(a) the appointor may specify the proportion or number of votes each proxy is appointed to exercise but if the appointor does not do so, each proxy may exercise half the votes; and

(b) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

A proxy need not be a member of VRL.

A proxy may be an individual or a body corporate.

In the case of joint holders all should sign the proxy form.

In the case of corporations, proxies must be executed in accordance with section 127 of the Act or signed by an authorised officer or attorney.

To be valid, a proxy form signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

If the abstention box on the proxy form for the item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant Shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, or the proxy does not attend the meeting, the Chairman may either act as proxy or complete the proxy by inserting the name of a Director.

The Chairman of the meeting intends to vote all undirected proxies from Shareholders (who are eligible to vote in favour of any Resolution) in favour of the Resolution.

The Chairman of the meeting will not vote any undirected proxies from Shareholders ineligible to vote in favour of a Resolution.

10. Voting by corporate representative

Corporate Shareholders or proxies wishing to vote by corporate representative should:

(a) obtain an appointment of corporate representative form from Computershare Investor Services Pty Ltd;

(b) complete and sign the form in accordance with the instructions on the form; and

(c) bring the completed and signed form with them to the meeting.

11. Further information

Full information on the meeting, including on voting entitlements and how to vote, is contained in the Booklet.

Dated 22 November 2006

By Order of the Board
Philip S. Leggo
Secretary

Explanatory information

1. General

1.1 Return to Shareholders

On 13 November 2006 the Company announced to ASX a proposal to return approximately $131.7 million to Shareholders through:

(a) a fully franked interim dividend of 34 cents per Ordinary Share and 37 cents per Preference Share – Record Date of 23 November 2006 and date fixed for payment of 4 December 2006;

(b) the Capital Return; and

(c) on-market buy-backs of up to 10% of the Ordinary Shares and up to 11 million (approximately 10%) of the Preference Shares.

A copy of the Company's announcement is set out in full at Annexure 1.

The General Meeting only deals with the Capital Return, Shareholder approval not being required for other aspects of the proposal.

2. Regulatory requirements

2.1 Sections 256B of the Corporations Act

Section 256B of the Corporations Act has the effect that the Company may reduce its Share Capital in a way that is not otherwise authorised by law if the reduction:

- is fair and reasonable to the Shareholders as a whole;
- does not materially prejudice the ability of the Company to pay its creditors; and
- is approved by Shareholders under section 256C of the Corporations Act.

The Independent Directors have concluded that the Capital Return is fair and reasonable to all Shareholders, since the Capital Return applies equally to both classes Shares and will not proceed unless both Resolutions are passed.

In the opinion of the Independent Directors, the Capital Return will not materially prejudice the ability of the Company to pay its creditors, based on:

- VRL's financial position prior to, and pro-forma financial position after, the Capital Return;
- the strength of VRL's business and market positions, the outlook for, and the earnings and cash flows generated by, its business; and
- VRL's continued access to funding arrangements and financial markets.

2.2 Section 256C of the Corporations Act

A reduction of capital may be either an 'equal reduction' or a 'selective reduction'. The reduction is an equal reduction if:

- it relates only to ordinary shares;
- it applies to each holder of ordinary shares in proportion to the number of ordinary shares they hold; and
- the terms of the reduction are the same for each holder of ordinary shares.

The proposed reduction of capital the subject of Resolution 1 (**Ordinary Share Reduction**) satisfies these requirements and is therefore an equal reduction of capital.

Section 256C(1) of the Corporations Act provides that an 'equal reduction' must be approved by a resolution passed at a general meeting. Resolution 1 is proposed as a special resolution to comply with the requirements of the Constitution.

Since Resolution 2 (**Preference Share Reduction**) is to approve a reduction in relation to Preference Shares, it is by definition a 'selective reduction' that must be approved by a special resolution. In addition, section 256C(2)(a) of the Corporations Act has the effect that any person who is to receive consideration as part of a 'selective reduction' (i.e. the Preference Shareholders whether or not they also hold Ordinary Shares) and such person's associates are not entitled to cast votes in favour of a resolution to approve the reduction. Any such votes will be disregarded. Preference Shareholders and their associates may however vote against or abstain from voting, on Resolution 2.

Section 256C(3) of the Corporations Act has the effect that the Preference Share Reduction cannot be effected until 14 days after a copy of Resolution 2 has been lodged with ASIC. It is proposed that Resolution 2 will be lodged on the day the General Meeting is concluded provided Resolutions 1 and 2 are passed.

3. Source of funds for the Capital Return

A major restructuring of VRL operations and financial base over the last three to five years has released surplus capital, and with VRL's divisions performing well overall, the Company has decided that it is in a position to reward shareholders for their understanding during this process.

The restructuring and consequent risk mitigation of VRL's business has been largely achieved through:

- the sale of the Company's non-managed exhibition territories now complete with the exit of Italy, UK and New Zealand;
- a partial sell down of the Company's holdings in Austereo Group Limited ABN 58 095 552 060 (**Austereo**) during the first quarter of the 2007 financial year – the Company intends to maintain its current shareholding of 50.2%;
- the refinancing last year of the VRL group's film production division with the introduction of Crescent;
- the acquisition and refinancing of the Warner interest in the Company's theme park division; and
- through the Company's capital management program involving the buy back since March 2004 of 141 million (approximately) Preference Shares and 83 million (approximately) Ordinary Shares to date.

On 10 November 2006 VRL's theme parks division successfully signed a new $350m limited recourse debt facility which will be firstly applied to repay the existing theme parks debts ($115m) with the balance of $235 million repaid to VRL.

The $235 million proceeds to be received by VRL will be used to retire in full VRL's core debt with the Australian and New Zealand Banking Group Limited of $90m and the balance of $145 million will be added to VRL's cash reserves. This will result in the parent company, VRL, having no material direct recourse external debt facilities with any financier. The completion of the theme park financing sees each of the operating divisions of VRL having its own debt facilities secured only against the operating assets of those divisions with no recourse to VRL.

Accordingly, VRL will have available for its capital management initiatives cash reserves of approximately $230 million including proceeds from the recent sale of Italy and partial sell down of the Company's investment in Austereo.

VRL has considered its requirements for future capital and has determined that its remaining retained cash is in excess of its immediate and known requirements.

4. Financial effect of the Capital Return on VRL

If the Resolutions are passed, VRL will return $0.15 of its Share Capital to Shareholders in respect of each Share they hold as at 5pm on the Record Date.

Based on the number of VRL's Shares currently on issue, the Capital Return, if approved by Shareholders, will total approximately $39.3 million. The Capital Return will not reduce the number of Shares on issue or create or increase any unpaid amount on Shares, which will remain fully paid Shares.

The Directors do not believe that there will be any material adverse effect on the prospects of the Company arising from the Capital Return.

There is an 'interest cost' related to cash used for the Capital Return that would otherwise have been earning interest. The annualised 'interest cost' is not expected to exceed (on an after tax basis) $1.7 million per annum.

Subject to the risks associated with the business and operations of the Company, the Company believes that the only material effect on the Company's financial position as a result of the Capital Return will be this 'interest cost' and a reduction in net equity of an amount expended by the Company in undertaking the Capital Return (i.e. a reduction in net equity of approximately $39.3 million).

5. Tax implications for Shareholders

It is important that Shareholders seek their own independent taxation advice, specific to their particular circumstances, in order to determine the tax implications to them that will result from the proposed Capital Return. The information set out in the following section should not be viewed as tax advice in relation to the specific circumstances of Shareholders. What follows is intended as a general guide only. It does not represent a complete analysis of all potential tax implications associated with the Capital Return.

5.1 Capital Return

The Company has applied, on behalf of all Shareholders, for a Class Ruling from the ATO in relation to the Australian tax treatment of the Capital Return. In the ruling request, the Company has submitted that the payment should be treated fully as a return of capital and has asked the ATO to confirm that it will not treat any part of the amount returned (15 cents per Share) as an unfranked dividend.

The following section contains a general description of the Australian tax consequences that arise for Shareholders as a result of the Capital Return if the Class Ruling is issued in accordance with the Company's ruling application. This general description is only relevant in relation to the taxation position of Shareholders who hold Shares on capital account. This general description does not apply to Shareholders who hold Shares on revenue account or as trading stock. Shareholders should seek their own advice in relation to the Australian tax consequences arising for their particular circumstances.

Shareholders who are not residents of Australia for tax purposes should seek their own advice in relation to the taxation consequences arising from the Capital Return under the laws of their country of residence.

5.2 Capital gains tax

(a) Australian resident Shareholders

(i) Capital Return less than cost base

Where the Capital Return is less than the cost base of your Shares for the purposes of Capital Gains Tax (**CGT**), you will not realise a capital gain from the return. The cost base of your Shares will be reduced by the amount of the Capital Return.

(ii) Capital Return exceeds cost base

As the amount of the Capital Return is $0.15 per Share, it is unlikely that the amount of the Capital Return will exceed the cost base of your Shares. However, to the extent that the Capital Return is greater than the cost base of your Shares for CGT purposes, you will realise a capital gain. In this case, you should obtain your own advice on the amount of any capital gain to be included in your taxable income.

(b) Non-resident Shareholders

(i) Capital Return less than cost base

Where the Capital Return is less than the Australian cost base of your Shares for the purposes of Australian CGT, you will not realise a capital gain from the return. The Australian cost base of your Shares will be reduced by the amount of the Capital Return.

(ii) Capital Return exceeds cost base

Non-resident Shareholders will not be liable for Australian CGT in respect of the Capital Return provided that they and their associates have not, at any material time during the five years preceding the Capital Return, beneficially owned at least 10 per cent (by value) of the Share Capital. Moreover, if the *Tation Lws Amendment (Msures N) Bl* receives Royal Assent before the payment of the Capital Return is made, it should be expected that any gain which might otherwise have been liable to Australian CGT, will be disregarded. Shareholders who are not residents of Australia for tax purposes should seek their own advice in relation to the taxation consequences arising from the Capital Return under the laws of their country of residence.

5.3 Unfranked dividend

If the Class Ruling is issued in accordance with the Company's ruling application, the Capital Return should not be treated as a dividend for Australian income tax purposes. However, if the ATO determines to treat any part of the Capital Return as a dividend for Australian income tax purposes, that dividend will be assessable income in the hands of Australian tax residents and will be unfranked. As the dividend will be unfranked, VRL will be required to deduct and remit withholding tax from the amount of the deemed dividend paid to non-resident Shareholders. Typically, the rate of Australian withholding tax is 15%, but may be as high as 30% if the shareholder resides in a country which has no double tax agreement with Australia.

If and when the class ruling is obtained from the ATO, the Company will:

- announce the results of the Class Ruling to the ASX; and
- place the results of the ruling on its website: www.villageroadshow.com.au.

The Company does not warrant the outcome of any ruling by the ATO and cannot assure Shareholders that the Class Ruling sought will be issued by the date of the General Meeting.

6. Impact on existing Options

As at the date of this Notice of Meeting, the Company has 6,000,000 Options over Ordinary Shares on issue.

Listing Rule 7.22.3 has the effect that in the Capital Return, the number of Options will remain the same, and the exercise price of each Option will be reduced by the same amount as the amount returned in relation to each Ordinary Share (that is, by $0.15).

7. The payment methods for receiving the Capital Return

If the proposed Capital Return is approved by Shareholders, the payment methods selected by Shareholders for the payment of dividends will also apply to the Capital Return.

Shareholders who have an existing direct credit authority for the payment of dividends on their Shares recorded with the Company's Share Registry at the Record Date will have the Capital Return on their Shares credited to their nominated bank account.

Shareholders who wish to receive their payment in a form that is different from their current direct credit instructions for payment of dividends must contact the Company's Share Registry prior to Record Date. Cheques and direct credit advices will be sent by mail to Shareholders to the address as it is shown on the Company's register on the Record Date. Based on the timetable in the 'Important dates' section above, payments to bank accounts and dispatch of cheques is expected to be completed on or about Wednesday 17 January 2007.

8. Directors' interests

The following table sets out the relevant interest in the number of Shares and Options held by or on behalf of each Director:

Director	Directly			Indirectly		
	Ordinary Shares	**Preference Shares**	**Options**	**Ordinary Shares**	**Preference Shares**	**Options**
John R. Kirby	192,131	-	-	101,463,334	-	-
Robert G. Kirby	1,000	-	-	101,463,334	-	-
Graham W. Burke	62,400	-	6,000,000	101,463,334	-	-
Peter E. Foo	1,000,000	1,000,000	-	-	-	-
Peter M. Harvie	-	242,900	-	257,400	-	-
William J. Conn	62,863	-	-	128,700	-	-
Peter D. Jonson	-	-	-	10,000	33,236	-
D. Barry Reardon	10,000	8,552	-	-	-	-

Directors will benefit from the proposed Capital Reduction in relation to these interests on the same basis as other holders of VRL securities.

Of the above 101,463,334 Ordinary Shares, VRC currently directly holds 88,375,000 Ordinary Shares. If the Capital Return is approved by Shareholders, VRC will receive $13,256,250 based on its current holding of Ordinary Shares.

9. ASIC and ASX lodgment

This Booklet has been lodged with ASIC in accordance with section 256C(5) of the Corporations Act and has also been provided to ASX. Neither ASIC nor ASX takes any responsibility for the contents of this Booklet.

10. Disclosure to Shareholders

Under section 256C(4) of the Corporations Act, the Company must disclose to Shareholders all information known to the Company that is material to the decision on how to vote on the Resolutions.

The Directors believe that all information known to the Company or its Directors that is material to the decision on how to vote on the Resolutions is disclosed in this Booklet or has previously been disclosed to Shareholders.

VRL is a 'disclosing entity' for the purposes of the Corporations Act and as such is subject to periodic reporting and continuous disclosure obligations. Specifically, as a listed entity, VRL is subject to the Listing Rules which require continuous disclosure of any information which VRL has concerning itself that a reasonable person would expect to have a material effect on the price or value of Shares.

Copies of certain announcements made by VRL on ASX are available from ASX or on VRL's website, www.villageroadshow.com.au.

In addition, VRL is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by VRL may be obtained from, or inspected at, ASIC offices.

11. Investment advice

This Booklet does not take into account your investment objectives, financial situation or particular needs. You should obtain independent financial, investment, legal and taxation advice before deciding whether or not to attend and vote at the General Meeting or to vote in favour of or against each of the Resolutions.

12. Forward looking statements

This Booklet may contain forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to VRL as well as general economic conditions and conditions in the financial markets.

Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and such deviations are both normal and to be expected. None of VRL, any of its officers or any person named in this Booklet or involved in the preparation of this Booklet makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, and you are cautioned not to place undue reliance on those statements.

The forward looking statements in this Booklet reflect views held only as at the date of this Booklet.

13. Other sources of information

You may wish to review information contained in the following other documents in deciding whether or not to attend and vote at the General Meeting or to vote in favour of or against the Resolutions:

(a) the recent ASX announcements made by VRL, including the announcements on:

- 13 November 2006 (see Annexure 1); and
- 16 December 2005;
- 15 November 2005;
- 26 August 2004;

(b) VRL's 2006 Annual Report including VRL's audited financial statements for the year ended 30 June 2006; and

(c) information regarding VRL which is available on VRL's website: www.villageroadshow.com.au

Corporate Directory

Directors

John R. Kirby
Chairman, Executive Director

Robert G. Kirby
Deputy Chairman, Executive Director

Graham W. Burke
Managing Director and Chief Executive Officer

Peter E. Foo
Finance Director

Peter M. Harvie
Executive Director

William J. Conn
Independent Non-Executive Director

Peter D. Jonson
Independent Non-Executive Director

D. Barry Reardon
Independent Non-Executive Director

Company Secretaries

Philip S Leggo

Shaun L Driscoll

Share Registry

Computershare Investor Services Pty Ltd
ACN 078 279 277
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067

Legal advisers

Minter Ellison
Level 23
525 Collins Street
Melbourne Victoria 3000

Registered office

Warner Roadshow Studios,
Pacific Motorway
Oxenford Queensland 4210

ANNEXURE 1



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

13 November 2006

VILLAGE ROADSHOW ANNOUNCES INTERIM DIVIDEND, RETURN OF CAPITAL, SHARE BUY BACK AND GROWTH PLANS

$131.7 million (approx) to be returned to shareholders

With the benefits of its business restructuring and simplification of group structure beginning to flow, Village Roadshow Limited ("VRL" or "Company") today announced significant shareholder initiatives in the form of an interim dividend and a return of capital. These two initiatives will result in cash returns to shareholders of $131.7m (approx). In addition, the Company announced its intention to conduct an on-market share buy back of up to 10% of outstanding preference shares immediately and of up to 10% of outstanding ordinary shares in late December 2006.

Announcing the initiatives in a joint statement, John Kirby, Chairman, and Graham Burke, CEO, Village Roadshow Limited said: "After a major restructuring of both our operations and financial base over the last three to five years which has released surplus capital, and with our divisions performing well overall, the Company is in a position to reward shareholders for their understanding during this process."

The restructuring and consequent risk mitigation of the Company's businesses has been largely achieved through:

- the sale of the Company's non-managed exhibition territories now complete with the exit of Italy, UK & New Zealand;
- the partial sell down of the Company's Austereo holdings during the first quarter of financial 2007 - the Company intends to maintain its current shareholding of 50.2%;
- the refinancing last year of the group's film production division with the introduction of Crescent;
- the acquisition and refinancing of the Warner interest in the Company's Theme Park division; and
- through the Company's capital management program involving the buy back since March 2004 of 141m (approx) preference shares and 83m (approx) ordinary shares to date.

Mr John Kirby further said: "With the benefits arising from the restructuring undertaken thus far, the Company, subject always to taking account of trading, capital requirements and circumstances when the dividend is reviewed each year, believes it should be in a position to pay regular dividends in the future."

"While the initiatives are earnings per share negative in the current year, we expect substantial EPS growth in the future as we believe the Company's five business units - theme parks, film production, radio, cinema exhibition and film distribution - all have strong underlying cashflows and upside potential for organic and add-on growth," he said.

Opportunities for growth

Mr Graham Burke said: "Importantly, after all of these shareholder initiatives are implemented, the Company will have the financial capacity to pursue exciting opportunities for growth in three main areas.

"In the Theme Park business on the Gold Coast, now that the Company has acquired the Warner interest and has full control of a strong management base with proven expertise, as previously advised to the market the Company is exploring growth opportunities outside Australia.

"In cinema exhibition over the last 10 years the Company has proven the success of its Gold Class cinema concept in Australia and this has been more recently reaffirmed with strong performances in Greece and Singapore. In light of this success, it has been decided together with our US partners Act III (until recently owners of a major US cinema circuit) to investigate opportunities to roll out the Gold Class cinema concept in the US.

"Finally, through the Company's entertainment partnership with Act III, the Company is exploring opportunities in the music business especially in the area of synergies with our feature film production and music publishing," said Mr Burke.

Initiatives in detail

The new initiatives announced today are as follows:

- A fully franked interim dividend to shareholders of 34 cents per ordinary share and 37 cents per A Class preference share to be paid out of profits and reserves totalling $92.4m (approx). The date fixed for payment of these 100% fully franked dividends is 4 December 2006. The record date to determine entitlement to these dividends will be 23 November 2006.

- In addition the Board proposes a capital return of 15 cents per ordinary share and 15 cents per A Class preference share. This return of capital is subject to the approval by ordinary and preference shareholders of a special resolution at a General Meeting on 22 December 2006. Details including voting entitlements will be included in the Notice of Meeting. If approved this will total $39.3m (approx). A tax ruling has been sought for the benefit of shareholders to confirm the tax treatment of the capital return. There is a possibility that the tax ruling may result in all or part of the 15 cents per share capital return being deemed to be an unfranked dividend for tax purposes. The return of capital will not involve the cancellation of any shares and, if approved by shareholders, is expected to be paid by early January 2007. The Company does not warrant the outcome of any ruling by the Australian Taxation Office. Shareholders should take professional advice when considering this proposal and their affairs. The record date for the capital return will be set subject to and following shareholder approval of the special resolution at the General Meeting.

- The Directors have approved VRL commencing an on-market buy back of up to 11m preference shares in VRL representing approximately 10% of the issued shares in that class. The buy back can commence at any time after the end of the statutory 14-day period after today's announcement and will continue for a maximum period of 12 months (subject to any earlier fulfilment of the buy back limit). Based on the preference share price on Friday 10 November, this would represent a buy back cost of $26.4m to the Company.

  An Appendix 3C in respect of the preference share buy back is attached.

- VRL's Board announced that the Company intends to commence an on-market buy back of up to 15.2m ordinary shares in VRL, representing 10% of the issued shares in that class. This buy back will be subject to subsequent confirmation by VRL's Board at which time an Appendix 3C and further details in respect of the buy back will be provided to ASX. Based on the ordinary share price on Friday 10 November 2006, this would represent a buy back cost of $39.5m to the Company. It is expected that this buy back will commence in late December 2006.

- The independent directors have consulted VRL's major shareholder, Village Roadshow Corporation Pty Ltd (VRC), as to its intention in relation to the ordinary share buy back and have been informed that it is VRC's intention to ensure that its current shareholding percentage in the ordinary share capital of VRL after completion of the ordinary share buy-back will not increase above the current level.

- If the buy back of both classes of shares is completed successfully, VRL's combined ordinary and preference shares on issue will total approximately 236m shares.

The Company has previously stated that its objective is to have between 235m and 285m shares on issue so that it can pay dividends on a more regular basis. The successful buy back of an additional 10% of each class of shares of the Company will leave VRL's total shares on issue at approximately 236m shares. The Company believes that at this level of shares on issue, dividends can be paid more regularly and thus should strengthen and enhance the value of VRL shares. The Company will continue to monitor ongoing capital management opportunities when and if they arise.

Funding of Capital Management Initiatives

Based on current market prices, the on-market buy backs, interim dividend payments and capital returns will total a cash outflow of approximately $198m which will also be the reduction in total shareholders' equity on completion of the initiatives.

On Friday 10 November 2006 the Theme Parks division successfully signed a new $350m limited recourse debt facility which will be firstly applied to repay the existing Theme Parks debts ($115m) with the balance of $235m repaid to VRL. The $235m proceeds to be received by VRL will be used to retire in full VRL's core debt with the ANZ of $90m and the balance of $145m will be added to VRL's cash reserves. This will result in the parent company VRL having no material direct recourse external debt facilities with any financier. The completion of the Theme Park financing sees each of the operating divisions of VRL having its own debt facilities secured only against the operating assets of those divisions with no recourse to VRL.

VRL will have available for these initiatives cash reserves of approximately $230m including proceeds from the recent sale of Italy and partial sell down of the Company's investment in Austereo.

Effect of Capital Management Initiatives

Based on the price of VRL's ordinary shares ($2.60) and preference shares ($2.40) on 10 November 2006, and prior to any capital return or dividend payment, a buy back of approximately 15.2m ordinary shares and approximately 11m preference shares will cost approximately $66m.

The combined effect of all three capital management initiatives, if successfully completed, will result in total earnings per share reducing from approximately 11.34 to 9.52 cents per share based on current projections for 2007 profit after tax. Taken in isolation, the impact on earnings per share of the two proposed share buy backs is only marginally negative.

The annualised interest revenue foregone after accounting for all three capital management initiatives is not expected to exceed (on an after tax basis) $8m per annum.

Media enquiries:

John Hurst Cosway Australia Mobile: 0418 708 663	**Mark Westfield** Cosway Australia Mobile: 0417 411 105

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	A Class preference shares
3	Voting rights *(eg, one for one)*	Non voting
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	109,609,033
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	As advised in announcement to ASX on 13 November 2006

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	None, other than as set out in 7. above and previously disclosed to the market

On-market buy-back

9	Name of broker who will act on the company's behalf	Merrill Lynch Equities (Australia) Limited
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	11,000,000 preference shares
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	28 November 2006 to 27 November 2007
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13 November 2006
Company Secretary

Print name: P S Leggo

+ See chapter 19 for defined terms.

ASIC registered agent number

lodging party or agent name SIMON R. HULLS

office, level, building name or PO Box no.

street number & name 206 BOURKE STREET

suburb/city MELBOURNE state/territory VIC postcode 3000

telephone (03) 9667 6520

facsimile (03) 9639 1540

DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ RFQ-A ☐ RFQ P ☐



Australian Securities & Investments Commission

Notice of
intention to carry out a share buy-back

form **281**
Corporations Act 2001
257F(2)(b)

Company name VILLAGE ROADSHOW LIMITED

A.C.N. 010 672 054

Type of share buy-back tick the appropriate box	**Buy back details** fill in details for the type of buy back selected	**When is this form required**
☐ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☒ **On market** within 10/12 limit	period of buy back 28/ 11 /06 to 27/ 11 /07	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before:
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   * the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   * in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s. 257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   * if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   * if it is not - the agreement is entered into (s. 257F).
3. If a resolution is to be passed by way of a circular to all members which complies with s. 249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name SHAUN L DRISCOLL capacity SECRETARY

sign here date 13 / 11 /2006

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

The time actually spent reading the instructions, working on the question and obtaining the information

The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of **'minimum holding buy-back'**, **'employee share scheme buy-back'** and **'selective buy-back'**.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S. 257F).



VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

General Meeting

Proxy Form

Village Roadshow Limited

ABN 43 010 672 054

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 302 106
(outside Australia) 61 2 9240 7460
Facsimile 61 3 9473 2555
www.computershare.com

Appointment of Proxy

I/We being a member/s of Village Roadshow Limited and entitled to attend and vote at the General Meeting hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') OR ☐

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Village Roadshow Limited to be held at Cinema Number 9, Village Cinemas Jam Factory, 500 Chapel Street, South Yarra on Friday 22 December 2006 at 9.00am and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

	For	Against	Abstain*
Resolution 1: Ordinary Share Reduction That, subject to and conditional upon the passing of Resolution 2, Shareholders approve the reduction of the Company's Share Capital (Return of Capital of 15 cents for each Ordinary Share)			
Resolution 2: Preference Share Reduction That, subject to and conditional upon the passing of Resolution 1, Shareholders approve the reduction of the Company's Share Capital (Return of Capital of 15 cents for each Preference Share)			

The Chairman of the Meeting intends to vote undirected proxies from Shareholders (who are eligible to vote in favour of any Resolution) in favour of each Resolution.
The Chairman of the Meeting will not vote any undirected proxies from Shareholders ineligible to vote in favour of a Resolution.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy. AND ☐ % OR ☐ State the percentage of your voting rights or the number of shares for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ____________ Contact Daytime Telephone ____________ Date ___ / ___ / ___

VRL VRL1PR 032402_00KZ9C

VOTING ELIGIBILITY AND PROCEDURES

1. Resolution 1 proposes an equal reduction of capital of the Company in relation to Ordinary Shares.

   All Shareholders as at the Voting Entitlement Time will be entitled to attend the General Meeting (in person or by proxy) and to vote (or abstain from voting) the Shares they hold at that time (whether Ordinary Shares or Preference Shares or both) on Resolution 1 as they wish.

2. Resolution 2 proposes a selective reduction of capital of the Company in relation to Preference Shares.

   All Shareholders as at the Voting Entitlement Time will be entitled to attend the General Meeting (in person or by proxy).

   Ordinary Shareholders as at the Voting Entitlement Time may vote in favour of or against (or abstain from voting on) Resolution 2 provided they do not hold Preference Shares and are not associates of any Preference Shareholders.

   Preference Shareholders and their associates (whether or not they also hold Ordinary Shares) as at the Voting Entitlement Time are not entitled to cast their vote in favour of Resolution 2 and any such votes will be disregarded. However Preference Shareholders and their associates as at the Voting Entitlement Time may vote against or abstain from voting on, Resolution 2.

3. If a person is unable to attend the meeting, the person may appoint a proxy to attend the meeting on the person's behalf. See the section below headed 'Appointment of Proxy'.

4. If you are attending the meeting, **please bring this bar coded Proxy Form** to assist in shareholder identification and registration.

5. On a show of hands each person entitled to vote on a resolution present in person, by proxy, representative or attorney is entitled to one vote.

6. On a poll each person entitled to vote present in person, by proxy, representative or attorney is entitled to one vote for every Share held.

APPOINTMENT OF PROXIES

1. Each Shareholder may appoint a proxy to attend and vote on their behalf. If a Shareholder is entitled to cast 2 or more votes, they may appoint 1 or 2 proxies. If more than one proxy is appointed:

   (a) the appointor may specify the proportion or number of votes each proxy is appointed to exercise but if the appointor does not do so, each proxy may exercise half the votes; and

   (b) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

2. A proxy need not be a member of VRL.

3. A proxy may be an individual or a body corporate.

4. In the case of joint holders all should sign the proxy form.

5. In the case of corporations, proxies must be executed in accordance with section 127 of the Corporations Act 2001 (Cth) or signed by an authorised officer or attorney.

6. To be valid, a proxy form signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

7. If the abstention box on the proxy form for the item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant Shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

8. If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, or the proxy does not attend the meeting, the Chairman may either act as proxy or complete the proxy by inserting the name of a Director.

9. The Chairman of the meeting intends to vote all undirected proxies from Shareholders (who are eligible to vote in favour of any Resolution) in favour of the Resolution.

10. The Chairman of the meeting will not vote any undirected proxies from Shareholders ineligible to vote in favour of a Resolution.

11. To be valid, this proxy form must be completed and deposited so that it is **received not later than 5.00 pm Melbourne Time on Wednesday, 20 December 2006.** Completed proxy forms can be lodged at:

The Company's share registry:
using the reply paid envelope provided - Computershare Investor Services Pty Limited Reply Paid 242, Melbourne, Victoria 3001 Or by facsimile: +613 9473 2555



VILLAGE ROADSHOW LIMITED


SEC MAIL PROCESSING
RECEIVED
DEC 18 2006
WASH. D.C.
210
SECTION

Web Site: www.villageroadshow.com.au

30 November, 2006

CHAIRMAN'S ADDRESS TO 2006 ANNUAL GENERAL MEETING

Ladies and gentlemen, before we proceed any further, I would like to give you an update on your Company's financial and operating performance.

It is an exciting time at Village Roadshow and hopefully you have all been reading about the positive things that have been said about your Company recently.

And you have probably been hearing about the NEW VILLAGE ROADSHOW and wondering what that is all about. In short, it means that over the past 12 months we have been putting the finishing touches to a major restructuring that we believe gives us a very sound platform for growth. This restructuring was a priority for your board and management because of the 'speed bumps' we hit with our international expansion in our cinema exhibition business.

A lot has been said about how we miscalculated with our projections for an increase in movie going at cinemas in several key markets, including Germany, United Kingdom, Italy and France. Rather than an increase, we experienced a global downturn in cinema admissions, along with our global competitors. The fact we were not alone is small comfort to our shareholders and as a result of the downturn we decided to exit several of those markets, especially where we did not have management control of our joint venture arrangements and carried very large lease commitments on the balance sheet. The restructuring has involved the sale of 16 exhibition territories including the circuits in New Zealand, United Kingdom, South Korea, Argentina, and most recently Italy. We have removed from our books responsibility for the contingent liability of cinema leases totalling $900 million.

We are now in exhibition in Australia, Greece and Singapore – three strong markets where we have a critical mass and are the dominant player. We also have management and/or ownership control.

This repositioning in cinema exhibition, plus initiatives in our other areas of business, means we can go into 2007 with very healthy cash flows and a strong balance sheet. Those other initiatives this year included:

- producing some excellent movies in partnership with Warner Bros, including *Charlie and the Chocolate Factory* and *Dukes of Hazzard* and the soon to be released *Happy Feet* which is attracting a lot of attention and has opened to rave reviews in the United States. In fact *Happy Feet* has taken the equivalent of over A$130 million in the U.S. in just ten days. I am also delighted to report that it has opened in the smaller markets of Philippines, Brazil, Puerto Rico, Taiwan and Singapore and is doing tremendous business. It opens in the larger markets of Germany and United Kingdom in the next 2 weeks. In a few minutes I am going to give you a taste of what all the excitement is about;
- we also generated a close to record year in film distribution;
- we extended our successful Gold Class cinema concept in Australia, Greece and Singapore;

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

- we increased the aggregate attendance at our theme parks to a high with new attractions, notwithstanding increased competition;
- we profited from our investment in Austereo, which leads the FM radio competition in most of our capital cities;
- And more recently we announced a series of capital initiatives to reward our shareholders, and I'll talk more about this in a moment.

The market has responded positively, and we're greatly encouraged by this. We have solid cash flows and organic growth. We have new disciplines and cost controls and have bought back 223 million shares, creating tremendous wealth within the business for our shareholders.

To illustrate the strength of the Company's brands we have prepared a short video compile which we would like to show you now. In addition we have two of this season's big films for the Christmas trading period to show you – the latest Bond movie, *Casino Royale,* and of course an amazing trailer of our own outstanding film, *Happy Feet.*

Seated in front of you today I can say:

- Your Company has a strong balance sheet;
- We are forecasting strong ongoing cash flows; and
- We have the financial capacity for renewed smart growth.

When we released our results in August we said we did not expect to pay a dividend this year. With the benefits of the business restructuring and simplification of the Group structure beginning to flow, we were able to announce two weeks ago several initiatives designed to reward our shareholders for their patience during the restructuring period.

The initiatives include an interim fully franked dividend of 34 cents per ordinary share, and 37 cents per A Class preference share, which will be paid next week. As well, we are proposing a capital return to both classes of shareholder, subject to shareholder approval. The general meeting of shareholders to approve the capital return will be held in Melbourne on 22 December 2006. These two initiatives will result in cash returns to shareholders of approximately $131.7 million.

In addition, the Company announced its intention to immediately conduct an on-market share buy back of approximately 10% of outstanding preference shares and of up to 10% of outstanding ordinary shares in late December 2006. I will speak more about these initiatives later.

Turning now to the key financial results, it is important to note that while operationally we had a strong year, the restructuring resulted in a number of one-off material items and losses from discontinued businesses that affected the full year result. As a consequence, the Company recorded an after-tax loss of $35.1 million for the year ended 30 June 2006, compared with last year's profit of $49.3 million.

Excluding material items and discontinued businesses, the Company's attributable net profit was $20.1 million compared with $35.1 million for the prior year, due primarily to lower trading results from Cinema Exhibition and Theme Parks and other one-off expenses incurred during the year but not included as material items. The material items arose principally from legal settlements and the restructure of the film production division.

Underlying cash flow from the Company's businesses was still strong, however, with reported earnings before interest, tax, depreciation and amortisation - excluding material items and discontinued operations - at $174.2 million in the 2006 year, compared with the previous year's $197.4 million.

As part of its capital management program, the Company completed on-market buy backs of approximately 10% of the ordinary shares on issue for $45.4 million during the year.

I would now like to make some brief comments about our key operating divisions.

Firstly let me talk about **Cinema Exhibition** where we are the number one player in Australia, Greece and Singapore.

Much work has been done in restructuring this division and we have built up sufficient scale for marketing, buying and overhead spread. In these markets we are deploying our unique Village concepts of Gold Class, Vmax and Cinema Europa, to great effect. We were particularly excited by the opening of a category killer site in Singapore in Vivo City, and in Greece we have replaced two 'old stock' theatres with our Village World concept which embraces Gold Class, Vmax, Cinema Europa, our own Juice Bar, Movie Store and Bowling Alley. While attendances have been down in the past year we believe that our new concepts and hopefully, upcoming blockbuster movies, will bring in the audiences as they seek a unique movie going experience.

Before I start talking about **Theme Parks** I have some news of interest to shareholders. Next year our annual general meeting will be moving to Sea World. It is something the Board has been considering for some time and by this time next year there will be some new attractions that I am sure you will all be keen to experience.

The great thing about our theme parks is they do not face a competitive threat from new technology. You can't replicate on the internet the sheer thrill of a ride or the experience of a day out.

In our portfolio we have the hugely successful:

- Warner Bros Movie World
- Sea World
- Wet'n'Wild Water World
- Paradise Country
- Australian Outback Spectacular
- and Sea World Resort – the number 1 occupancy resort on the Gold Coast.

The new attractions at Warner Bros. Movie World - the Superman Escape and the Shrek 4D Adventure - have driven up attendances in the second half by 9.5% compared to last year.

We've lifted capacity at Wet 'n Wild, Paradise Country continues growing in profitability and our night-time attraction, Australian Outback Spectacular, has been operating at 95% capacity since opening in April. We're looking to potentially include this attraction in next year's Shareholder Discount Plan booklet.

Attendances at Sea World are strong and the new giant wheel, "Sea World Eye", already under construction and planned for Christmas trading, will underpin its leading position in the market.

We are excited about the growth prospects in Theme Parks, especially as we now have 100% ownership of the parks, giving us control of unique management expertise – building and operating theme parks. We are also targeting opportunities internationally and planning to work even closer with our great partners at Warner Bros..

Film Production was another area of restructuring during the year:

- we brought in Crescent Entertainment which provided both a return of US$150 million of capital to Village Roadshow and access to significant expertise, contacts and proven entrepreneurial spirit with our wonderful new partners, Hal Gaba, Norman Lear and Michael Lambert;
- we extended the Film Production financing facility to US$1.4 billion, which enables the division to increase the number of films it can produce each year to between 10 and 12;

- we have a strong line up for 2007 -- all joint ventures with our principal partner Warner Bros.;
- and, of course, *Happy Feet*, which we hope will become one of the highest grossing films to be released in 2006/07.

In **Film Distribution** we produced close to a record year with both the theatrical and entertainment divisions cementing market leadership with 22.9% and 18% market share respectively. Warner Bros.' *Harry Potter and the Goblet of Fire* was the number one film for the year, and our own *Charlie and the Chocolate Factory* and *Dukes of Hazzard* did very well.

During the year we also had critical and commercial success with the distribution of the Australian movies *Jindabyne* and *Wolf Creek*.

The beauty of this division is that we have so many avenues of supply. We also have fantastic management – the best in the business – and hold down the number one position in our core markets.

Finally in **Radio**, Austereo led the competition in Sydney, Melbourne, Adelaide and Perth, and took the number two position in Brisbane. This is a major turnaround from the previous year and a testament to our programming and marketing strategies.

We are very happy with this investment and while we took the opportunity to sell down and crystallise some of that value post-balance date, we are very comfortable with - and intend to maintain - our controlling investment in the business.

I think you will all agree with me that these five businesses provide us with a great platform for our next growth phase.

Now turning to events that have occurred incurred since June 30.

We completed the 100% acquisition of the Theme Park division in July while retaining our close and strong relationship with Warner Bros. through a long-term licensing agreement for Warner Bros. Movie World. The Company has also entered into an agreement with Warner Bros. to explore opportunities for Warner Bros. Movie World branded theme parks in Asia.

We also acquired the remaining 50% in the Sea World Resort Hotel and as a result the Company now owns 100% of all of its Australian theme park businesses.

As well, we have made an investment in the Sydney Attractions Group, a business closely aligned to our Theme Parks business, and probably best known for the Sydney Aquarium.

I have already mentioned that there will be an interim dividend and we are also proposing a return of capital of 15 cents per ordinary share, and 15 cents per A Class preference share, subject to ordinary and preference shareholder approval.

As well, we will begin an on-market buy back of up to 11 million A Class preference shares which is about 10% of the preference shares on issue. The Village Roadshow board has also announced its intention to buy back up to 15.2 million ordinary shares. Village Roadshow's major shareholder, Village Roadshow Corporation, has said that it intends to sell sufficient shares to ensure that its percentage holding will not increase after the buyback is complete.

While we expect moderate earnings per share dilution from the capital initiatives, this is expected to be only short term as earnings growth kicks in.

Perhaps of more interest to you all here is that, after taking account of trading, capital requirements and circumstances when the dividend is reviewed each year, we believe Village Roadshow should be in a position to pay regular dividends in the future.

I would also like to comment on the composition of the Board and some changes that will occur. By the end of the first quarter of next year it is the intention to have a majority of independent non executive directors. I expect to make some announcements on this matter in the near future.

As you know, it's not our practice to give forecasts. However I might comment on our current business. Going forward, we will be implementing growth strategies in all our business units.

In the Theme Parks business on the Gold Coast, now that the Company has acquired the Warner Bros. interest and has full control of a strong management base with proven expertise, the Company is exploring growth opportunities outside Australia.

In Cinema Exhibition over the last 10 years the Company has proven the success of its Gold Class cinema concept in Australia and this has been reaffirmed more recently with strong performances in Greece and Singapore. In light of this success, we have decided together with our US partners, Act III, until recently owners of a major US cinema circuit, to investigate opportunities to roll out the Gold Class Cinema concept in the U.S.

Through the Company's entertainment partnership with Act III, the Company is also exploring opportunities in the music business in particular looking for potential synergies between our feature film production and music publishing interests. Movies sell music and music sells movies. There is natural synergy for us to enter this space and we are currently investigating our options.

In movie production we will be increasing the number of films we make each year from 8 to up to around 12 and during the next two years those titles will include: *The Reaping, The Dirty Dozen, I Am Legend, Where Wild Things Are, License to Wed, Get Smart, Music & Lyrics By, Speed Racer, No Reservations, Invasion, Brave One*, and *Oceans 13.*

As mentioned earlier, we do not plan to sell any more Austereo shares. While sales have been difficult across the radio industry, we are ahead of last year. We are looking at new initiatives in the internet and digital technology to ensure that we maintain our leading position in the major markets.

With the hard work of the restructuring behind us, your Board is looking forward to a very exciting future for the New Village Roadshow. We are back on course and well positioned for the long term and, as a taste of what is to come, the coming weeks are looking particularly promising as we enter our peak trading season with our revamped theme parks. And of course we look forward to the Boxing Day release of *Happy Feet* here in Australia.

Before turning to the formal part of the meeting, on behalf of the Board I would also like to express particular appreciation to the members of our Executive Committee who direct the Company for their invaluable contribution and tireless hard work.

Firstly I would like to express thanks to my fellow executive directors, Robert Kirby, Graham Burke, Peter Foo and Peter Harvie. They have all been at the forefront of our restructuring processes.

And divisionally in:

- Theme Parks, John Menzies;
- in Film Distribution, Joel Pearlman and Chris Chard;
- in Film Production, Bruce Berman and Greg Basser;
- in Cinema Exhibition, Kirk Senior;
- and in Radio, Michael Anderson and Guy Dobson.

Without their efforts, led by our chief executive Graham Burke, I doubt we would have been able to travel this far on our journey and I thank them on your behalf for their invaluable contributions.



VILLAGE ROADSHOW LIMITED


SEC MAIL PROCESSING
RECEIVED
DEC 18 2006
WASH. D.C.
210
SECTION

Web Site: www.villageroadshow.com.au

30 November 2006

Manager, Companies Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Pursuant to Listing Rule 3.13.2, we confirm that all resolutions put to the annual general meeting of shareholders today were duly passed.

The following information is provided in accordance with S251AA of the Corporations Act:

Resolution B(i) – Re-election of R G Kirby

In respect to resolution B(i), the total number of votes exercisable by all validly appointed proxies and voted was:

•	Votes where the proxy was directed to vote 'for' the resolution	99,133,443
•	Votes where the proxy was directed to vote 'against' the resolution	10,321,981
•	Votes where the proxy may exercise a discretion how to vote	958,662

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 15,069

The resolution was duly passed on a show of hands as an ordinary resolution.

Resolution B(ii) – Re-election of P E Foo

In respect to resolution B(ii), the total number of votes exercisable by all validly appointed proxies and voted was:

•	Votes where the proxy was directed to vote 'for' the resolution	97,154,399
•	Votes where the proxy was directed to vote 'against' the resolution	12,298,836
•	Votes where the proxy may exercise a discretion how to vote	959,392

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 16,528

The resolution was duly passed on a show of hands as an ordinary resolution.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC. 3000. Box 1411M, GPO Melbourne, VIC. 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD. 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC. 3141. PO Box 2275, Prahran, VIC. 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Resolution B(iii) – Election of W J Conn

In respect to resolution B(iii), the total number of votes exercisable by all validly appointed proxies and voted was:

• Votes where the proxy was directed to vote 'for' the resolution	109,316,037
• Votes where the proxy was directed to vote 'against' the resolution	138,998
• Votes where the proxy may exercise a discretion how to vote	959,392

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was	14,728

The resolution was duly passed on a show of hands as an ordinary resolution.

Resolution C – Adoption of the Remuneration Report

In respect to resolution C, the total number of votes exercisable by all validly appointed proxies and voted was:

• Votes where the proxy was directed to vote 'for' the resolution	97,066,546
• Votes where the proxy was directed to vote 'against' the resolution	10,398,239
• Votes where the proxy may exercise a discretion how to vote	952,592

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was	29,213

The resolution was duly passed on a show of hands as an ordinary resolution.

Shaun Driscoll
Co Company Secretary